FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item 1	Press Release dated July 20, 2006, titled “CN reports record second-quarter 2006 financial results on the strength of solid top line growth”.

Item 1
News
North America’s Railroad	FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN reports record second-quarter 2006 financial results on the strength of solid top line growth

MONTREAL, July 20, 2006 — CN today reported its financial and operating results for the three-month and six-month periods ended June 30, 2006.

Financial highlights

Second-quarter net income of C$729 million, or C$1.35 per diluted share, including a deferred income tax recovery of C$250 million (C$0.46 per diluted share) largely attributable to lower corporate tax rates in Canada;

Excluding this deferred income tax recovery, adjusted net income was C$479 million, or C$0.89 per diluted share, a 22 per cent increase over year-earlier diluted EPS; (1)

Operating income of C$805 million, up 13 per cent;

Record quarterly revenues of C$1,946 million and operating ratio of 58.6 per cent, and

First-half 2006 free cash flow of C$740 million. (1)

E. Hunter Harrison, president and chief executive officer of CN, said: “CN’s excellent financial performance during the quarter demonstrates the power and value of our precision railroading model.

“Precision railroading is grounded in a solid service plan, the relentless pursuit of asset velocity, and a strong focus on safety. This approach to railroading assured a fluid CN network during the quarter and permitted us to grow our business.

”CN maintained a strong free cash flow performance during the quarter, which allows the Company to continue rewarding shareholders through a new share buy-back program authorized by CN’s Board of Directors today.”

Revenues for the second quarter of 2006 increased six per cent to C$1,946 million, largely due to freight rate increases for all commodity groups, including a higher fuel surcharge resulting from an escalation in crude oil prices, and volume growth led by CN’s grain and intermodal commodity groups. Revenue gains were partly offset by the unfavourable C$100-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

Five of CN’s seven commodity groups registered revenue gains during the second quarter, driven in part by a five per cent increase in the Company’s volumes, as measured by revenue ton-miles.

Operating expenses increased by one per cent to C$1,141 million, mainly due to increased fuel costs, purchased services and material expense, and depreciation. Partly offsetting these factors were lower casualty and other expense and equipment rents, as well as the favourable C$55-million translation impact of the stronger Canadian dollar on U.S. dollar-denominated operating expenses.

CN’s operating ratio for the second quarter was 58.6 per cent, a 2.6-point improvement.

The continued appreciation of the Canadian dollar relative to the U.S. dollar reduced CN’s second-quarter net income by approximately C$25 million.

Intermodal revenues increased 17 per cent during the quarter, benefiting from growth in international container traffic, primarily from Asia, and increased transborder and domestic movements. Grain and fertilizers revenues rose 16 per cent, driven in part by higher shipments to export markets of Canadian wheat, U.S. corn, and Canadian canola and canola meal.

Metals and minerals revenues increased seven per cent, reflecting increased volumes of iron ore, and strong shipments of long steel products and machinery and dimensional loads. Petroleum and chemicals revenues, benefiting from improvements in traffic mix, increased four per cent. Coal revenues grew by two per cent, largely as a result of the expansion of metallurgical coal mines in western Canada, offset partly by lower shipments of U.S. coal and Canadian exports of petroleum coke. Forest products revenues declined one per cent, in part because of reduced shipments of pulp and paper, while automotive revenues declined six per cent on account of production slowdowns by domestic producers, partly offset by higher shipments of import vehicles via CN-served ports.

Six-month 2006 results

Net income for the first six months of 2006 was C$1,091 million, or $C2.01 per diluted share, including the C$250-million (C$0.46 per diluted share) deferred income tax recovery.

Operating income for the six-month period increased 15 per cent to C$1,430 million. Revenues increased seven per cent to C$3,793 million, while operating expenses increased by three per cent to C$2,363 million.

The continued appreciation of the Canadian dollar relative to the U.S. dollar reduced CN’s first-half revenues, operating expenses and net income by C$155 million, C$90 million, and C$35 million, respectively.

CN’s operating ratio for the first half of 2006 was 62.3 per cent, a 2.7-point improvement.

The financial results in this press release were determined on the basis of U.S. generally accepted accounting principles (U.S. GAAP).

(1) Please see discussion and reconciliation of these non-GAAP adjusted performance measures in the attached supplementary schedule, Non-GAAP Measures.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties, including the assumption that the positive economic trends in North America and Asia will continue, and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, its Annual Information Form filed with the Canadian securities regulators, its 2005 Annual Consolidated Financial Statements and Notes thereto and Management’s Discussion and Analysis (MD&A), as well as its 2006 quarterly consolidated financial statements and MD&A, for a summary of major risks.

CN – Canadian National Railway Company – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)

(In millions, except per share data)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	(Unaudited)

Revenues	$1,946	$1,838	$3,793	$3,544

Operating expenses	1,141	1,125	2,363	2,305

Operating income	805	713	1,430	1,239

Interest expense	(75)	(78)	(150)	(153)

Other loss	(5)	(5)	(6)	(9)

Income before income taxes	725	630	1,274	1,077

Income tax recovery (expense) (Note 4)	4	(214)	(183)	(362)

Net income	$729	$416	$1,091	$715

Earnings per share (Notes 8, 9)

Basic	$1.38	$0.75	$2.05	$1.28

Diluted	$1.35	$0.73	$2.01	$1.25

Weighted-average number of shares

Basic	529.9	556.1	533.0	559.9

Diluted	538.5	566.0	541.8	570.4

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF OPERATING INCOME (U.S. GAAP)

(In millions)

	Three months ended June 30				Six months ended June 30

	2006	2005	Variance Fav (Unfav	)	2006	2005	Variance Fav (Unfav	)

	(Unaudited)
Revenues

Petroleum and chemicals	$282	$271	4%		$574	$546	5%
Metals and minerals	229	214	7%		442	413	7%
Forest products	444	450	(1%	)	882	854	3%
Coal	99	97	2%		186	176	6%
Grain and fertilizers	301	260	16%		599	536	12%
Intermodal	365	313	17%		686	600	14%
Automotive	131	139	(6%	)	263	261	1%
Other items	95	94	1%		161	158	2%

	1,946	1,838	6%		3,793	3,544	7%
Operating expenses

Labor and fringe benefits	430	436	1%		918	935	2%
Purchased services and material	203	196	(4%	)	418	402	(4%	)
Depreciation and amortization	162	158	(3%	)	326	314	(4%	)
Fuel	225	179	(26%	)	428	345	(24%	)
Equipment rents	38	53	28%		85	100	15%
Casualty and other	83	103	19%		188	209	10%

	1,141	1,125	(1%	)	2,363	2,305	(3%	)

Operating income	$805	$713	13%		$1,430	$1,239	15%

Operating ratio	58.6%	61.2%	2.6		62.3%	65.0%	2.7

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED BALANCE SHEET (U.S. GAAP)

(In millions)

	June 30	December 31	June 30
	2006	2005	2005

	(Unaudited)		(Unaudited)
Assets

Current assets:
Cash and cash equivalents	$207	$62	$155
Accounts receivable (Note 2)	957	623	662
Material and supplies	235	151	187
Deferred income taxes	71	65	181
Other	118	248	279

	1,588	1,149	1,464

Properties	19,924	20,078	20,057
Intangible and other assets	970	961	918

Total assets	$22,482	$22,188	$22,439

Liabilities and shareholders' equity

Current liabilities:
Accounts payable and accrued charges	$1,511	$1,478	$1,577
Current portion of long-term debt (Note 2)	127	408	83
Other	77	72	82

	1,715	1,958	1,742

Deferred income taxes (Note 4)	4,788	4,817	4,910
Other liabilities and deferred credits	1,451	1,487	1,499
Long-term debt (Note 2)	5,294	4,677	5,034

Shareholders' equity:
Common shares	4,543	4,580	4,640
Accumulated other comprehensive loss	(521)	(222)	(106)
Retained earnings	5,212	4,891	4,720

	9,234	9,249	9,254

Total liabilities and shareholders' equity	$22,482	$22,188	$22,439

See accompanying notes to consolidated financial statements.

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	(Unaudited)

Common shares (1)

Balance, beginning of period	$4,591	$4,715	$4,580	$4,706
Stock options exercised and other	11	15	82	101
Share repurchase programs (Note 2)	(59)	(90)	(119)	(167)

Balance, end of period	$4,543	$4,640	$4,543	$4,640

Accumulated other comprehensive loss

Balance, beginning of period	$(245)	$(91)	$(222)	$(148)

Other comprehensive income (loss):

Unrealized foreign exchange gain (loss) on translation of
U.S. dollar-denominated long-term debt designated as a
hedge of the net investment in U.S. subsidiaries	201	(40)	207	(77)

Unrealized foreign exchange gain (loss) on translation of
the net investment in foreign operations	(250)	49	(264)	93

Increase (decrease) in unrealized holding gains on fuel
derivative instruments (Note 5)	(20)	(31)	(47)	47

Other comprehensive income (loss) before income taxes	(69)	(22)	(104)	63

Income tax recovery (expense) (Note 4)	(207)	7	(195)	(21)

Other comprehensive income (loss)	(276)	(15)	(299)	42

Balance, end of period	$(521)	$(106)	$(521)	$(106)

Retained earnings

Balance, beginning of period	$4,856	$4,684	$4,891	$4,726

Net income	729	416	1,091	715

Share repurchase programs (Note 2)	(288)	(311)	(598)	(581)

Dividends	(85)	(69)	(172)	(140)

Balance, end of period	$5,212	$4,720	$5,212	$4,720

See accompanying notes to consolidated financial statements.
(1)
During the three and six months ended June 30, 2006, the Company issued 0.3 million and 3.2 million common shares, respectively, as a result of stock options exercised. At June 30, 2006, the Company had 526.0 million common shares outstanding (Note 9).

CANADIAN NATIONAL RAILWAY COMPANY
CONSOLIDATED STATEMENT OF CASH FLOWS (U.S. GAAP)

(In millions)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	(Unaudited)
Operating activities

Net income	$729	$416	$1,091	$715
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization	163	159	327	316
Deferred income taxes (Note 4)	(141)	162	(94)	298
Other changes in:
Accounts receivable (Note 2)	(419)	70	(349)	134
Material and supplies	(12)	(8)	(84)	(59)
Accounts payable and accrued charges	35	(60)	15	(81)
Other net current assets and liabilities	50	53	83	43
Other	-	(7)	35	2

Cash provided from operating activities	405	785	1,024	1,368

Investing activities

Property additions	(287)	(318)	(442)	(471)
Other, net	9	69	(45)	73

Cash used by investing activities	(278)	(249)	(487)	(398)

Financing activities

Issuance of long-term debt	2,323	473	3,125	1,093
Reduction of long-term debt	(1,992)	(596)	(2,702)	(1,247)
Issuance of common shares due to exercise of stock options
and related excess tax benefits realized (Note 3 )	8	10	74	80
Repurchase of common shares	(347)	(401)	(717)	(748)
Dividends paid	(85)	(69)	(172)	(140)

Cash used by financing activities	(93)	(583)	(392)	(962)

Net increase (decrease) in cash and cash equivalents	34	(47)	145	8

Cash and cash equivalents, beginning of period	173	202	62	147

Cash and cash equivalents, end of period	$207	$155	$207	$155

Supplemental cash flow information
Net cash receipts from customers and other	$1,547	$1,834	$3,468	$3,720
Net cash payments for:
Employee services, suppliers and other expenses	(942)	(892)	(2,069)	(2,005)
Interest	(53)	(52)	(141)	(143)
Workforce reductions	(11)	(21)	(27)	(52)
Personal injury and other claims	(16)	(21)	(42)	(48)
Pensions	(24)	(52)	(25)	(54)
Income taxes	(96)	(11)	(140)	(50)

Cash provided from operating activities	$405	$785	$1,024	$1,368

See accompanying notes to consolidated financial statements.

Certain of the 2005 comparative figures have been reclassified in order to be consistent with the 2006 presentation.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 1 – Basis of presentation

In management’s opinion, the accompanying unaudited Interim Consolidated Financial Statements and Notes thereto, expressed in Canadian dollars, and prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial statements, contain all adjustments (consisting of normal recurring accruals) necessary to present fairly Canadian National Railway Company’s (the Company) financial position as at June 30, 2006 and December 31 and June 30, 2005, its results of operations, changes in shareholders’ equity and cash flows for the three and six months ended June 30, 2006 and 2005.

These unaudited Interim Consolidated Financial Statements and Notes thereto have been prepared using accounting policies consistent with those used in preparing the Company’s 2005 Annual Consolidated Financial Statements, except for stock-based compensation as explained in Note 3 – Stock plans. While management believes that the disclosures presented are adequate to make the information not misleading, these unaudited Interim Consolidated Financial Statements and Notes thereto should be read in conjunction with the Company’s Interim Management’s Discussion and Analysis and Annual Consolidated Financial Statements and Notes thereto.

Note 2 – Financing activities

Shelf prospectus and registration statement
On May 9, 2006, the Company filed a shelf prospectus and registration statement providing for the issuance, from time to time, of up to U.S.$1,500 million of debt securities in one or more offerings. Pursuant to the filing, on May 31, 2006, the Company issued U.S.$250 million (Cdn$275 million) of 5.80% Notes due 2016 and U.S.$450 million (Cdn$495 million) of 6.20% Debentures due 2036. The Company used the net proceeds of U.S.$692 million to reduce its accounts receivable securitization program and to repay a portion of its outstanding commercial paper.

On July 15, 2006, the interest rate on the Company’s U.S.$250 million Puttable Reset Securities PURSSM (PURS) was reset at a new rate of 6.71% for the remaining 30-year term ending July 15, 2036. The PURS were originally issued in July 1998 with an option to call the securities on July 15, 2006 (the reset date). The call option holder exercised the call option, which resulted in the remarketing of the original PURS. The new interest rate was determined according to a pre-set mechanism based on prevailing market conditions. The Company did not receive any cash proceeds from the remarketing.

      The remarketing did not trigger an extinguishment of debt, as the provisions for the reset of the interest rate were set forth in the original PURS. As such, the original PURS remain outstanding but accrue interest at the new rate until July 2036. Under securities laws, the remarketing required utilization of the Company's shelf prospectus and registration statement.

Following the issuance and remarketing of debt as explained herein, the amount available under the shelf prospectus and registration statement has been reduced to U.S.$550 million.

Revolving credit facility
In January 2006, the Company repaid its borrowings of U.S.$15 million (Cdn$17 million) outstanding at December 31, 2005 under its U.S.$1,000 million revolving credit facility. As at June 30, 2006, the Company had letters of credit drawn on its revolving credit facility of $315 million ($316 million as at December 31, 2005). The Company also had outstanding borrowings of U.S.$117 million (Cdn$130 million) under its commercial paper program at an average interest rate of 5.28% (U.S.$367 million (Cdn$427 million) at an average interest rate of 4.40%, as at December 31, 2005).

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Accounts receivable securitization
On May 31, 2006, the Company entered into an agreement, expiring in May 2011, to sell an undivided co-ownership interest of up to a maximum of $600 million in a revolving pool of freight receivables to an unrelated trust. As part of the interest sold, the Company has recorded, in Other current assets, an amount equal to the required reserves stipulated in the agreement. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. At June 30, 2006, the servicing asset and liability were not significant. Costs related to the agreement, which fluctuate with changes in prevailing interest rates, are recorded in Other loss. Subject to customary indemnifications, the trust’s recourse to the Company is generally limited to income earned on the receivables.

      This new program replaces the Company’s previous accounts receivable securitization program that was set to expire in June 2006. Upon termination of the previous program, the receivables sold were repurchased with the funds from the Company’s debt issuance in May 2006. Pursuant to the repurchase, receivables in the amount of $535 million were added to the balance sheet and the retained interest that was recorded in Other current assets in the amount of $51 million, was removed.

      The Company accounts for the securitization program as a sale, as control over the transferred accounts receivable is relinquished. Due to the relatively short collection period and the high quality of the receivables sold, the fair value of the undivided interest transferred to the trust, net of the retained interest (the required reserves), approximated the book value and there was no gain or loss resulting from the transaction.

      At June 30, 2006, the Company had received $100 million under the new accounts receivable securitization program ($489 million at December 31, 2005 under the previous program), and set aside approximately 10% of this amount in Other current assets.

Share repurchase programs
In the second quarter of 2006, under its 32.0 million share repurchase program, the Company repurchased 7.0 million common shares for $347 million, at an average price of $49.57 per share. The Company has now ended this program. Since July 25, 2005, the inception of the program, the Company repurchased a total of 30.0 million common shares for $1,388 million, at an average price of $46.26 per share.

On July 20, 2006, the Board of Directors of the Company approved a new share repurchase program which allows for the repurchase of up to 28.0 million common shares between July 25, 2006 and July 24, 2007 pursuant to a normal course issuer bid, at prevailing market prices.

Note 3 – Stock plans

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement.

      The Company adopted SFAS No. 123(R) using the modified prospective approach, which requires application of the standard to all awards granted, modified, repurchased or cancelled on or after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date. Since January 1, 2003, the Company has been following the fair value based approach prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,” for stock option awards granted, modified or settled on or after such date, while cash settled awards were measured at their intrinsic value at each reporting period until December 31, 2005. As such, the application of SFAS No. 123(R) on January 1, 2006 to all awards granted prior to its adoption did not have a significant impact on the financial statements. In accordance with the modified prospective approach, prior period financial statements have not been restated to reflect the impact of SFAS No. 123(R).

      For the three and six months ended June 30, 2006, the application of SFAS No. 123(R) had the effect of decreasing stock-based compensation expense by $2 million and increasing stock-based compensation expense by $3 million, respectively, and increasing net income by $1 million and decreasing net income by $2 million, respectively. There was no effect on the basic and diluted earnings per share for the three and six months ended June 30, 2006.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The Company has various stock-based incentive plans for eligible employees. A description of the plans is provided herein. For the three and six months ended June 30, 2006, the Company recorded total compensation cost for awards under all plans of $7 million and $41 million, respectively, and $13 million and $41 million, respectively, for the same periods in 2005. The total tax benefit recognized in income in relation to stock-based compensation expense for the three and six months ended June 30, 2006, was $1 million and $11 million, respectively, and $3 million and $10 million, respectively, for the same periods in 2005.

Cash settled awards

A. Restricted share units
The Company has granted restricted share units (RSUs), 0.8 million in 2006 and 0.9 million in 2005, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2008 for the 2006 grant and December 31, 2007 for the 2005 grant. The Company had granted 2.3 million RSUs in 2004, having the same general terms as the currently outstanding RSUs described, except that the RSUs were subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of these units was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units at December 31, 2005, and the remaining payout of $64 million was paid in cash in January 2006. As at June 30, 2006, a minimal amount of RSUs remained authorized for future issuance under this plan.

B. Vision 2008 Share Unit Plan
The Company has a special share unit plan (Vision), which was approved by the Board of Directors in January 2005, whereby 0.8 million share units were granted to designated senior management employees entitling them to receive a payout in cash, based on the Company’s share price, in January 2009. The share units vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008. The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. As at June 30, 2006, 0.2 million share units remained authorized for future issuance under this plan.

C. Voluntary Incentive Deferral Plan
The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% (Company match) of the amount elected in DSUs, which will vest over a period of 4 years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment. The Company’s liability for DSUs is marked-to-market at each period-end based on the Company’s closing stock price.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

The following table provides the activity for all cash settled awards:

	RSUs		Vision		VIDP

In millions	Nonvested	Vested	Nonvested	Vested	Nonvested	Vested

Outstanding at December 31, 2005	1.2	-	0.8	-	0.4	1.7
Granted	0.8	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Vested during period	-	-	-	-	-	-
Conversion into VIDP	-	-	-	-	-	0.1

Outstanding at June 30, 2006	2.0	-	0.8	-	0.4	1.8

     Additional disclosures required under SFAS No. 123(R) for cash settled awards are provided in tabular format herein.

Stock option awards
The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At June 30, 2006, 15.2 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time, performance options, which vested upon the attainment of Company targets relating to the operating ratio and unlevered return on investment, and performance-accelerated options, which vest on the sixth anniversary of the grant or prior if certain Company targets, relating to return on investment and revenues, are attained.

      In the first half of 2006 and 2005, the Company granted approximately 1.0 million and 1.3 million, respectively, of conventional stock options to designated senior management employees that vest over a period of four years of continuous employment. As at June 30, 2006, the Company’s performance-based stock options were fully vested and the performance-accelerated options vested in January 2006 given that the specified targets were met.

      The total number of options outstanding at June 30, 2006, for conventional, performance, and performance-accelerated options was 13.2 million, 0.8 million and 4.8 million, respectively.

      The following table provides the activity of stock option awards during the quarter, and for options outstanding and exercisable at the end of the quarter, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company’s closing stock price at June 30, 2006 of $48.76, which would have been received by option holders had they exercised their options on such date.

	Options outstanding				Nonvested options

	Number of options	Weighted- average exercise price	Weighted- average years to expiration	Aggregate intrinsic value	Number of options	Weighted- average grant date fair value

	In millions			In millions	In millions

Outstanding at December 31, 2005 (1)	21.0	$20.95			5.4	$8.47
Granted	1.0	$51.52			1.0	$13.81
Forfeited	-	$-			-	$-
Exercised	(3.2)	$18.12			N/A	N/A
Vested	N/A	N/A			(4.3)	$8.30

Outstanding at June 30, 2006 (1)	18.8	$23.01	5.6	$484	2.1	$11.58

Exercisable at June 30, 2006 (1)	16.7	$20.60	5.2	$471	N/A	N/A

(1) Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

     The following table provides information related to options exercised during the three and six months ended June 30, 2006 and 2005:

	Three months ended June 30		Six months ended June 30

In millions	2006	2005	2006	2005

Total intrinsic value	$8	$11	$107	$95
Cash received upon exercise of options	$7	$10	$59	$80
Related tax benefit realized	$1	$1	$15	$15

     Prior to January 1, 2006, the Company followed the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, and measured cash settled awards at their intrinsic value at period end. For the three and six months ended June 30, 2005, if compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

In millions, except per share data	Three months ended June 30, 2005	Six months ended June 30, 2005

Net income, as reported	$416	$715

Add (deduct) compensation cost, net of applicable taxes, determined under:

Fair value method for all awards granted after Jan 1, 2003 (SFAS No. 123)	10	31

Fair value method for all awards (SFAS No. 123)	(16)	(43)

Pro forma net income	$410	$703

Basic earnings per share, as reported	$0.75	$1.28
Basic earnings per share, pro forma	$0.74	$1.26

Diluted earnings per share, as reported	$0.73	$1.25
Diluted earnings per share, pro forma	$0.73	$1.23

2006 data is not provided since net income and pro forma net income would be the same given the application of SFAS No. 123(R).

      Additional disclosures required under SFAS No. 123(R) for option awards are provided in tabular format herein.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Additional disclosures required under SFAS No. 123(R) pertaining to all awards

	Cash settled awards					Stock option awards (3)

In millions, unless otherwise indicated	RSUs (1)			Vision (1)	VIDP (2)

Year of grant	2006	2005	2004	2005	2003 onwards	2006 (8)	2005	Prior to 2005

Stock-based compensation expense
recognized over vesting period
Six months ended June 30, 2006	$5	$8	$3	$6	$10	$5	$1	$3
Six months ended June 30, 2005	$-	$5	$26	$-	$-	$-	$1	$9

Liability outstanding
June 30, 2006	$5	$23	$5	$6	$96	N/A	N/A	N/A
December 31, 2005	$-	$15	$66	$-	$83	N/A	N/A	N/A

Fair value per unit
At period-end ($)	$36.21	$47.59	$48.76	$21.58	$48.76	N/A	N/A	N/A
At grant date ($)	N/A	N/A	N/A	N/A	N/A	$13.81	$9.24	$8.61

Fair value of awards vested during period
Six months ended June 30, 2006	$-	$-	$-	$-	$2	$-	$3	$33
Six months ended June 30, 2005	$-	$-	$-	$-	$1	$-	$-	$34

Nonvested awards at June 30, 2006
Unrecognized compensation cost	$24	$23	$11	$10	$15	$8	$7	$-
Remaining recognition period (years)	2.5	1.5	2.5	2.5	3.5	3.6	2.6	-

Assumptions (4)
Stock price ($)	$48.76	$48.76	$48.76	$48.76	$48.76	$51.52	$36.30	$23.59
Expected stock price volatility (5)	19%	18%	N/A	20%	N/A	25%	25%	30%
Expected term (years) (6)	2.50	1.50	N/A	2.50	N/A	5.17	5.20	6.22
Risk-free interest rate (7)	4.44%	4.40%	N/A	4.84%	N/A	4.04%	3.55%	5.14%
Dividend rate ($)	$0.65	$0.65	N/A	$0.65	N/A	$0.65	$0.50	$0.30

(1)
Beginning in 2006, compensation cost was based on the fair value of the awards at period-end using the lattice-based valuation model that uses the assumptions as presented herein, except for time-vested RSUs. In 2005, compensation cost was measured using intrinsic value.
(2)
Compensation cost for all periods presented was based on intrinsic value.
(3)
Compensation cost for all periods presented was based on the grant date fair value using the Black-Scholes option-pricing model that uses the assumptions presented herein.
(4)
Assumptions used to determine fair value are at period-end for cash settled awards and at grant date for stock option awards.
(5)
Based on the historical volatility of the Company’s stock.
(6)
Represents the remaining period of time that awards are expected to be outstanding.For option awards only, the Company uses historical data to estimate option exercise and employee termination, and groups of employees that have similar historical exercise behavior are considered separately.
(7)
Based on the Treasury rate.
(8)
Includes the accelerated recognition of awards granted to retirement-eligible employees. For these individuals, compensation cost is recognized over the period from the grant date to the date the requisite service period has been achieved.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 4 – Income taxes

In the second quarter of 2006, the Company adjusted its deferred income tax liability mainly due to the enactment of lower federal and provincial corporate tax rates in Canada. As a result, the Company recorded a deferred income tax recovery of $250 million in the Consolidated statement of income.

Also in the second quarter, for certain items reported in Accumulated other comprehensive loss (a separate component of Shareholders’ equity), the Company adjusted its deferred income tax liability for changes in income tax rates applied to certain temporary differences and also for the income tax effect on the currency translation amount resulting from the difference between the accounting and tax basis of its net investment in foreign subsidiaries. As a result, the Company recorded a net charge for deferred income taxes in Other comprehensive loss of $180 million.

Note 5 – Derivative instruments

Fuel
Following the suspension of the Company’s fuel hedging program in late 2005, the Company’s remaining hedge positions at June 30, 2006 cover approximately 5% of the estimated remaining 2006 fuel consumption, representing approximately 9 million U.S. gallons at an average price of U.S.$0.96 per U.S. gallon. These derivative instruments are carried at market value on the balance sheet and are accounted for as cash flow hedges whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Other comprehensive income (loss). At June 30, 2006, Accumulated other comprehensive loss included unrealized gains of $10 million, $7 million after tax ($57 million, $39 million after tax at December 31, 2005), which relate to derivative instruments that will mature within the year and are presented in Other current assets.

Interest rate
At June 30, 2006, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax.

Note 6 – Pensions and other post-retirement benefits

For the three and six months ended June 30, 2006 and 2005, the components of net periodic benefit cost for pensions and other post-retirement benefits were as follows:

(a) Components of net periodic benefit cost for pensions

	Three months ended June 30		Six months ended June 30

In millions	2006	2005	2006	2005

Service cost	$40	$35	$80	$71
Interest cost	179	186	358	371
Amortization of prior service cost	5	5	9	10
Expected return on plan assets	(226)	(221)	(453)	(442)
Amortization of net actuarial loss	23	1	46	1

Net periodic benefit cost	$21	$6	$40	$11

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

(b) Components of net periodic benefit cost for post-retirement benefits

	Three months ended June 30		Six months ended June 30

In millions	2006	2005	2006	2005

Service cost	$1	$2	$2	$4
Interest cost	4	5	8	10
Amortization of prior service cost	-	1	-	1
Recognized net actuarial gain	(3)	(1)	(4)	(2)

Net periodic benefit cost	$2	$7	$6	$13

For the 2006 funding year, the Company expects to make total contributions of approximately $100 million for all its defined benefit plans of which $25 million was disbursed as at June 30, 2006.

Note 7 – Major commitments and contingencies

A. Commitments
As at June 30, 2006, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment or services at an aggregate cost of $561 million ($578 million at December 31, 2005). The Company also had outstanding information technology service contracts of $14 million and agreements with fuel suppliers to purchase approximately 75% of the estimated remaining 2006 volume, and 24% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

B. Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. A comprehensive actuarial study is conducted on an annual basis by an independent actuarial firm. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial study with the current claim experience and, if required, adjustments to the liability are recorded.

As at June 30, 2006, the Company had aggregate reserves for personal injury and other claims of $630 million ($657 million at December 31, 2005). Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at June 30, 2006, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

C. Environmental matters
The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;
(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;
(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;
(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

      As at June 30, 2006, the Company had aggregate accruals for environmental costs of $127 million ($124 million as at December 31, 2005).

D. Guarantees and indemnifications
In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases
The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. As at June 30, 2006, the maximum exposure in respect of these guarantees was $75 million, of which $2 million has been recorded and represents the Company’s obligation to stand ready and honor the guarantees that were entered into in accordance with Financial Accounting Standard Board Interpretation No. 45 requirements. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Other guarantees
The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at June 30, 2006, the maximum potential liability under these guarantees was $468 million of which $373 million was for workers’ compensation and other employee benefits and $95 million was for equipment under leases and other. The Company has granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

     As at June 30, 2006, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The majority of the guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan
The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at June 30, 2006, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications
In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at June 30, 2006, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

CANADIAN NATIONAL RAILWAY COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (U.S. GAAP)

Note 8 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share:

	Three months ended June 30		Six months ended June 30

In millions, except per share data	2006	2005	2006	2005

	(Unaudited)

Net income	$729	$416	$1,091	$715

Weighted-average shares outstanding	529.9	556.1	533.0	559.9
Effect of stock options	8.6	9.9	8.8	10.5

Weighted-average diluted shares outstanding	538.5	566.0	541.8	570.4

Basic earnings per share	$1.38	$0.75	$2.05	$1.28
Diluted earnings per share	$1.35	$0.73	$2.01	$1.25

Note 9 – Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which was effected in the form of a stock dividend of one additional common share of CN payable for each share held. The stock dividend was paid on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program were adjusted to reflect the issuance of additional shares or options due to the stock split. All share and per share data has been adjusted to reflect the stock split.

CANADIAN NATIONAL RAILWAY COMPANY
SELECTED RAILROAD STATISTICS (U.S. GAAP)

	Three months ended June 30		Six months ended June 30

	2006	2005	2006	2005

	(Unaudited)
Statistical operating data

Freight revenues ($ millions)	1,851	1,744	3,632	3,386
Gross ton miles (GTM) (millions)	89,454	86,206	175,685	170,682
Revenue ton miles (RTM) (millions)	46,917	44,757	92,578	89,678
Carloads (thousands)	1,246	1,225	2,437	2,417
Route miles (includes Canada and the U.S.)	19,908	19,221	19,908	19,221
Employees (end of period)	21,790	22,462	21,790	22,462
Employees (average during period)	21,797	22,519	21,659	22,444

Productivity

Operating ratio (%)	58.6	61.2	62.3	65.0
Freight revenue per RTM (cents)	3.95	3.90	3.92	3.78
Freight revenue per carload ($)	1,486	1,424	1,490	1,401
Operating expenses per GTM (cents)	1.28	1.31	1.35	1.35
Labor and fringe benefits expense per GTM (cents)	0.48	0.51	0.52	0.55
GTMs per average number of employees (thousands)	4,104	3,828	8,111	7,605
Diesel fuel consumed (U.S. gallons in millions)	100	102	204	206
Average fuel price ($/U.S. gallon) (1)	2.17	1.66	2.02	1.60
GTMs per U.S. gallon of fuel consumed	895	845	861	829

Safety indicators

Injury frequency rate per 200,000 person hours	1.9	2.1	2.1	2.3
Accident rate per million train miles	2.5	1.6	2.0	1.4

Financial ratios

Debt to total capitalization ratio (% at end of period)	37.0	35.6	37.0	35.6

(1) Includes the impact of the Company's fuel hedging program.

Certain statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain comparative data have been restated to reflect changes to estimated data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
SUPPLEMENTARY INFORMATION (U.S. GAAP)

	Three months ended June 30				Six months ended June 30

	2006	2005	Variance Fav (Unfav	)	2006	2005	Variance Fav (Unfav	)

	(Unaudited)
Revenue ton miles (millions)

Petroleum and chemicals	7,762	7,617	2%		15,889	15,675	1%
Metals and minerals	4,533	4,104	10%		8,830	8,386	5%
Forest products	10,859	10,833	-		21,565	21,073	2%
Coal	3,762	3,803	(1%	)	7,018	7,213	(3%	)
Grain and fertilizers	10,753	9,360	15%		21,466	19,728	9%
Intermodal	8,440	8,199	3%		16,198	15,962	1%
Automotive	808	841	(4%	)	1,612	1,641	(2%	)

	46,917	44,757	5%		92,578	89,678	3%

Freight revenue / RTM (cents)

Total freight revenue per RTM	3.95	3.90	1%		3.92	3.78	4%

Commodity groups:
Petroleum and chemicals	3.63	3.56	2%		3.61	3.48	4%
Metals and minerals	5.05	5.21	(3%	)	5.01	4.92	2%
Forest products	4.09	4.15	(1%	)	4.09	4.05	1%
Coal	2.63	2.55	3%		2.65	2.44	9%
Grain and fertilizers	2.80	2.78	1%		2.79	2.72	3%
Intermodal	4.32	3.82	13%		4.24	3.76	13%
Automotive	16.21	16.53	(2%	)	16.32	15.90	3%

Carloads (thousands)

Petroleum and chemicals	143	148	(3%	)	293	302	(3%	)
Metals and minerals	273	254	7%		508	489	4%
Forest products	171	182	(6%	)	348	363	(4%	)
Coal	108	120	(10%	)	218	232	(6%	)
Grain and fertilizers	146	134	9%		287	278	3%
Intermodal	338	312	8%		646	606	7%
Automotive	67	75	(11%	)	137	147	(7%	)

	1,246	1,225	2%		2,437	2,417	1%

Freight revenue / carload (dollars)

Total freight revenue per carload	1,486	1,424	4%		1,490	1,401	6%

Commodity groups:
Petroleum and chemicals	1,972	1,831	8%		1,959	1,808	8%
Metals and minerals	839	843	-		870	845	3%
Forest products	2,596	2,473	5%		2,534	2,353	8%
Coal	917	808	13%		853	759	12%
Grain and fertilizers	2,062	1,940	6%		2,087	1,928	8%
Intermodal	1,080	1,003	8%		1,062	990	7%
Automotive	1,955	1,853	6%		1,920	1,776	8%

Such statistical data and related productivity measures are based on estimated data available at such time and are subject to change as more complete information becomes available. As such, certain comparative data have been restated to reflect changes to estimated data previously reported.

CANADIAN NATIONAL RAILWAY COMPANY
NON-GAAP MEASURES - unaudited

Adjusted performance measures
In the second quarter of 2006, the Company reported adjusted net income of $479 million, or $0.89 per diluted share, excluding the impact of a deferred income tax recovery of $250 million ($0.46 per diluted share) that resulted primarily from the enactment of lower federal and provincial corporate tax rates in Canada. Management believes that adjusted net income and adjusted earnings per share are useful measures of performance that can facilitate period-to-period comparisons, as they exclude an item, such as a deferred income tax recovery, that does not necessarily arise as part of the normal day-to-day operations of the Company and could distort the analysis of trends in business performance. The exclusion of such item in adjusted net income and adjusted earnings per share does not, however, imply that such item is necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the Company’s Interim Consolidated Financial Statements and Notes thereto. The following table provides a reconciliation of net income and earnings per share, as reported for the second quarter and first half of 2006, to the adjusted performance measures presented herein.

	Three months ended June 30, 2006			Six months ended June 30, 2006

In millions, except per share data	Reported	Rate enactments	Adjusted	Reported	Rate enactments	Adjusted

Revenues	$1,946	$-	$1,946	$3,793	$-	$3,793
Operating expenses	1,141	-	1,141	2,363	-	2,363

Operating income	805	-	805	1,430	-	1,430

Interest expense	(75)	-	(75)	(150)	-	(150)
Other loss	(5)	-	(5)	(6)	-	(6)

Income before income taxes	725	-	725	1,274	-	1,274
Income tax recovery (expense)	4	(250)	(246)	(183)	(250)	(433)

Net income	$729	$(250)	$479	$1,091	$(250)	$841

Basic earnings per share	$1.38	$(0.48)	$0.90	$2.05	$(0.48)	$1.57
Diluted earnings per share	$1.35	$(0.46)	$0.89	$2.01	$(0.46)	$1.55

Free cash flow
The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities, and after the payment of dividends, calculated as follows:

	Three months ended June 30		Six months ended June 30

In millions	2006	2005	2006	2005

Cash provided from operating activities	$405	$785	$1,024	$1,368

Less:
Investing activities	(278)	(249)	(487)	(398)

Cash provided before financing activities	127	536	537	970

Adjustments:
Change in level of accounts receivable sold	380	10	375	(43)
Dividends paid	(85)	(69)	(172)	(140)

Free cash flow	$422	$477	$740	$787

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 21, 2006	By:	/s/ Cristina Circelli

		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel